Filed by PPG Industries, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: AkzoNobel N.V.
SEC File No.: 000-17444
Date: June 1, 2017

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PPG announces decision to withdraw proposal and not pursue offer for AkzoNobel

PITTSBURGH, June 1, 2017 - PPG (NYSE:PPG) today announced that it has withdrawn its proposal to combine with AkzoNobel (AKZA.AS:AKZOY) and will not pursue a public offer for all the issued and outstanding shares of AkzoNobel. PPG made the final decision today after careful consideration, including the stakeholder interests of both companies.

“We were hopeful throughout this process that AkzoNobel’s Boards would see the merits of our compelling proposal to combine our two great companies and create significant shareholder value and a more sustainable business for the future. We strongly believe a combined company would create more opportunities and provide more benefits for our collective customers, employees, shareholders and society in general,” said Michael McGarry, PPG chairman and chief executive officer.

“We made a final attempt for engagement late last week and through a letter to AkzoNobel (attached). In that letter, we addressed AkzoNobel’s stated commentary around value, certainty, timing and stakeholder considerations, and provided additional and specific commitments and assurances including a significant break-fee and an offer to negotiate a nominal price increase as part of an agreed transaction. However, AkzoNobel’s Boards have consistently refused to engage and did not respond to our call or letter. As a result, we believe it is in the best interests of PPG and its shareholders to withdraw our proposal to AkzoNobel at this time.

“As always, PPG remains focused on identifying growth opportunities that will drive value and strengthen our company. We remain committed to our longstanding disciplined approach to business portfolio management and cash deployment.

“I want to thank PPG’s many employees for their interest and support throughout this process, especially those who work within our facilities in the Netherlands. I also want to thank those stakeholders in the Netherlands who were open to and welcomed the opportunity to learn about the possibilities that a business combination could provide. We are proud to call the Netherlands home to many of our employees and businesses, and we look forward to our continued growth in this important country.”

To view the previous announcements related to PPG’s proposal to combine with AkzoNobel, visit http://newsroom.ppg.com/ppgoverview. To learn more about PPG, visit www.ppg.com.

This is a public announcement by PPG pursuant to the provisions of section 4 paragraph 3 of the Decree on Public Takeover Bids (Besluit openbare biedingen Wft) of the Netherlands. This announcement does not constitute an offer, or any solicitation of any offer, to buy or subscribe for any securities. This announcement is not for release, publication or distribution, in whole or in part, in, into or from, directly or indirectly, any other jurisdiction in which such release, publication or distribution would be unlawful.

PPG: WE PROTECT AND BEAUTIFY THE WORLD™
At PPG (NYSE:PPG), we work every day to develop and deliver the paints, coatings and materials that our customers have trusted for more than 130 years. Through dedication and creativity, we solve our customers’ biggest challenges, collaborating closely to find the right path forward. With headquarters in Pittsburgh, we operate and innovate in more than 70 countries and reported net sales of $14.8 billion in 2016. We serve customers in construction, consumer products, industrial and transportation markets and aftermarkets. To learn more, visit www.ppg.com.

Forward-Looking Statements
This press release contains certain statements about PPG Industries, Inc. (“PPG”) that are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These matters involve risks and uncertainties as discussed in PPG’s periodic reports on Form 10-K and Form 10-Q, and its current reports on Form 8-K, filed from time to time with the Securities and Exchange Commission (“SEC”). The forward-looking statements contained in this press release include statements about the proposed business combination with Akzo Nobel N.V. (“AkzoNobel”) by PPG (such proposed business combination, the “Transaction”) and the expected benefits of the Transaction for PPG, AkzoNobel and their respective shareholders. Without limitation, any statements preceded or followed by or that include the words “targets,” “plans,” “believes,” “expects,” “intends,” “will,” “likely,” “may,” “anticipates,” “estimates,” “projects,” “should,” “would,” “could,” “positioned,” “strategy,” “future,” or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. These statements are based on the current expectations of the management of PPG and are subject to uncertainty and to changes in circumstances and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. In addition, these statements are based on a number of assumptions that are subject to change. Such risks, uncertainties and assumptions include: PPG’s future actions with respect to AkzoNobel, whether AkzoNobel’s management or supervisory boards will engage with PPG to discuss any future transaction and the form and nature of future PPG growth opportunities. However, it is not possible to predict or identify all such factors. Consequently, while the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and PPG undertakes no obligation to update publicly such statements to reflect subsequent events or circumstances.

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Michael H. McGarry
Chairman and Chief Executive Officer

29 May 2017
Antony Burgmans
Chairman of the Supervisory Board
Akzo Nobel N.V.
AkzoNobel Center
Christian Neefestraat 2
1077 WW Amsterdam
The Netherlands
Dear Mr. Burgmans,
Thank you for your reply to my email last week requesting a call with you. We continue to believe that having in-person discussions, with each party negotiating in good faith, is the only path to ensuring that AkzoNobel secures the most beneficial outcome for its stakeholders. Although you declined to have my requested 5 minute call, you indicated you would be open to receiving our views in writing. As a result, I am providing you with this letter.
We will not go into detail about the many benefits we believe would inure to AkzoNobel and all of its stakeholders through a transaction with PPG. Our previous letters adequately convey our enthusiasm for a business combination and genuine view of the benefits of a potential transaction, as well as the many strong commitments we are willing to make to provide comfort that a transaction will indeed be beneficial to AkzoNobel and its stakeholders. However, we wish in this letter to make the following points clear:
Value
Despite the fact that your shareholders are strongly supportive of the price proposed in our previous offer, which would deliver a 50% premium to your undisturbed trading price, we are willing to discuss a further increase to obtain the support of the Supervisory Board and Management Board of AkzoNobel for an agreed deal. Clearly a good faith engagement to both due diligence and confirmation of a joint work plan for the antitrust review process would enable us to offer the highest price. Accordingly, we are only willing to discuss a nominal increase in price in the context of in-person negotiations in which all other non-price issues have been resolved. Any adjustment in price would take into consideration the value of the non-price commitments that we have mutually agreed upon. We would need clear evidence that you have authorized a team to seek an agreement on the combination of our companies.
Timing of Closing
In your public responses to our previous offers, you have cited concern about the time it would take to consummate a transaction. As we have said, and as we have offered to demonstrate to you in private discussions between our respective antitrust counsels, we are confident that a business combination can be consummated on a timely basis if we act in a coordinated and constructive manner. Our target for closing in an agreed deal would be 15 months from signing. The agreement between the parties would reflect a 12-month timeline with two 3 month extensions to receive regulatory approvals. To demonstrate our confidence in our analysis thus far, and in our ability and commitment to obtain the necessary approvals on a timely basis, we are willing to commit to a ticking fee payable to AkzoNobel shareholders in the amount of Eur 0.10 per share each month that would start to accrue upon the 15-month anniversary of the execution of a merger agreement.
Certainty
As we have stated previously, we are prepared to commit to an agreed level of divestitures to the extent necessary to obtain antitrust approvals for the transaction. We believe the agreed level should be part of the negotiation following discussions between our respective antitrust counsel, but to give you a sense of the order of magnitude, we would expect the agreed level would be approximately 10% of the paints and coatings revenues of the combined company and we would be willing to have our experts share our analysis with appropriate arrangements. To give you additional assurance on our commitment, we have also stated previously that we are willing to agree to a significant reverse break-up fee that would be payable if the transaction failed to be consummated as for antitrust reasons. To provide further specificity, we are willing to agree to a break-up fee in the amount of Eur 600 million.
To further ameliorate any concerns about the risk of losing key employees during the pendency of a transaction, we would be willing to establish a management retention pool of Eur 20-50 million to incentivize key employees to remain with the combined company. The amount we would be willing to commit would depend on the number of employees involved. However we would expect this retention pool would include only your top talent. We would hope to get your input on the most effective way to implement such a retention pool so that the combined company will have the benefit of the expertise and experience of the AkzoNobel management team after the closing of the transaction.
Stakeholder Commitments
In your response to our previous offer, you noted specifically that we had not proposed a mechanism by which the many non-financial covenants we have proposed would be enforced. To the extent it was not entirely clear to AkzoNobel that we would be willing to ensure that the non-financial commitments are enforceable, we make that clear now. We of course would expect that the customary enforcement mechanism for non-financial covenants would be in place in a business combination between our two companies. Specifically, after the closing, the Supervisory Board would retain two independent, continuing members from the AkzoNobel Supervisory Board. Any deviation from the non-financial covenants for the duration of those covenants would require the consent of these independent Supervisory Board members.
We would be willing to make more specific stakeholder commitments in other areas, including, research and development, sustainability and employment, but in order to mutually agree on the proper ones, we would like due diligence and your involvement in this process. At a minimum, PPG is prepared to honor any and all commitments that AkzoNobel has previously made.
Conclusion
As you know, time is short for our companies to enter into a consensual transaction for the benefit of our stakeholders, and so we would appreciate your prompt response and good faith engagement.

Sincerely,
/s/ Michael H. McGarry
Michael H. McGarry
Chairman and Chief Executive Officer
cc: Mr. Ton Büchner